Mail Stop 3561

August 1, 2006

José Luis Magalhães Salazar
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

      Re: **Tele Norte Leste Participações S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed June 30, 2006
              File No. 1-14487

Dear Mr. Salazar:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

José Luis Magalhães Salazar
Tele Norte Leste Participações S.A.
August 1, 2006
Page 2

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and financial review and prospects, page 51

Statements of operations for 2003, 2004 and 2005, page 61

Other operating (expenses) income, net, page 76

1.   We note your disclosure on page 78 that "other operating (expenses) income" contains inventory write offs due to obsolescence and devaluation. It appears that these charges should be reclassified to "costs of services rendered and goods sold" for US GAAP reporting. Please revise your condensed statements of operations prepared in accordance with US GAAP at page F-97 or advise.

Interest Income and Expenses, page 78

2.   We note your disclosure on page 78 that "other interest expenses" relates primarily to financial discounts paid to retailers (in the form of reimbursement of interest not charged to customers) on sales of handsets. Clarify for us the nature of these expenses. In addition, tell us how you considered the guidance in EITF 01-9 and explain why these amounts are not recorded as a reduction of revenue for US GAAP reporting. Please revise your condensed statements of operations prepared in accordance with US GAAP at page F-97 or advise.

Note 34 – Summary of the Differences Between Brazilian GAAP and US GAAP, page F-79

(O) Provision for dividends proposed but not yet declared (restated), page F-89

3.   Tell us whether interest in own-capital is subject to shareholder approval and clarify whether you accrue these amounts when proposed by the Board of Directors, for US GAAP reporting. In addition, clarify why you record interim dividends when paid, rather than when declared, under US GAAP.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

José Luis Magalhães Salazar
Tele Norte Leste Participações S.A.
August 1, 2006
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